Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,		Years ended December 31,
(Amounts in millions, except ratios)	2010	2009	2009	2008	2007	2006	2005
Income before provision for income taxes	$253.6	$299.5	$432.5	$438.9	$426.3	$380.4	$354.9
Add back: Fixed charges
Interest expense	34.3	34.2	45.7	47.4	28.3	20.3	21.1
Interest component of rental expense(1)	8.8	8.0	10.7	10.0	11.6	11.3	8.9

Earnings, as adjusted	$296.7	$341.7	$488.9	$496.3	$466.2	$412.0	$384.9

Fixed charges:
Interest expense	$34.3	$34.2	$45.7	$47.4	$28.3	$20.3	$21.1
Interest component of rental expense(1)	8.8	8.0	10.7	10.0	11.6	11.3	8.9

Total fixed charges	$43.1	$42.2	$56.4	$57.4	$39.9	$31.6	$30.0

Ratio of earnings to fixed charges	6.9x	8.1x	8.7x	8.6x	11.7x	13.0x	12.8x

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES(1)

(Amounts in millions, except ratios)	Nine months ended September 30, 2010	Year ended December 31, 2009
Income before provision for income taxes	$258.7	$439.3
Add back: Fixed charges
Interest expense	29.2	38.9
Interest component of rental expense(2)	8.8	10.7

Earnings, as adjusted	$296.7	$488.9

Fixed charges:
Interest expense	$29.2	$38.9
Interest component of rental expense(2)	8.8	10.7

Total fixed charges	$38.0	$49.6

Pro-forma ratio of earnings to fixed charges	7.8x	9.9x

(1)	Gives pro forma effect to the Company’s offering of its 2.875% Senior Notes due 2015 and the application of the net proceeds of the offering and cash on hand to redeem its outstanding 5.50% Senior Notes due 2011, as if they had occurred on the first day of the period presented.
(2)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.

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